Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

October 31, 2006
Our ref. No. PI 092

[redacted]

The U.S. Se ssion
450 Fifth St
Room 3099

Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Consolidated Financial Results for the Six Months ended September 30, 2006 (US GAAP)

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

dlw 11/2

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006

AND

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2006

Based on US GAAP

Mitsubishi Corporation
Investor Relations Office
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
For the six months ended September 30, 2006 (unaudited)
(Based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Income from consolidated operations before income taxes
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2006	9,835,687	204,956	315,083
September 30, 2005	9,013,659	164,108	234,198
For the year ended March 31, 2006	19,067,153	349,864	478,383

	Net income	Net income per share	Net income per share (diluted basis)
For the six months ended	Millions of Yen	Yen	Yen
September 30, 2006	234,832	139.23	138.45
September 30, 2005	178,312	113.54	104.45
For the year ended March 31, 2006	350,045	215.38	205.62

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
September 30, 2006	10,597,228	2,514,339	23.7	1,490.26
September 30, 2005	9,541,984	1,965,439	20.6	1,175.13
As of March 31, 2006	10,411,241	2,379,264	22.9	1,411.38

3. Cash Flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents end of year
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2006	227,803	(134,606)	(23,864)	713,937
September 30, 2005	129,559	39,507	(106,041)	642,594
For the year ended March 31, 2006	336,316	(94,471)	(187,918)	646,317

4. Prospects for the year ending March 31, 2007

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2007	20,000,000	400,000

(Forecast of Net income per share for the year ending March 31, 2007 : 237.08 Yen)

5. Number of consolidated subsidiaries : 363
Number of affiliated companies accounted for by the equity method : 190

6. Increase / Decrease in the Number of consolidated subsidiaries
Consolidated subsidiaries: <Increase> 12 companies <Decrease> 14 companies
Affiliated companies accounted for by the equity method : <Increase> 10 companies <Decrease> 5 companies

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including energy, metals, machinery, chemicals and living essentials through our domestic and overseas network. We also are involved in diverse businesses by actively investing in areas such as natural resources development and project development. Some of our basic functions -- finance, information, logistics and marketing -- enhance the above activities and enable us to provide various services to customers. We are also are engaged in diversified businesses such as creating new business models in environmental, medical and nursing care areas and new technology related businesses.

Mitsubishi Corporation organizes business groups according to products and services. Products and services are managed through the business groups of the parent company, subsidiaries, and affiliated companies (Subsidiaries: 363, Affiliated companies: 190).

The following table shows products and services by business group and major subsidiaries and affiliated companies.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATED COMPANIES
NEW BUSINESS INITIATIVE	IT, Media & Communication, Financial Services, Consumer-Related Business, Logistics, Healthcare & Life care, etc.	MITSUBISHI CORPORATION LT, INC. IT FRONTIER CORPORATION NIPPON CARE SUPPLY CO., LTD	MS COMMUNICATIONS CO., LTD. CREATE RESTAURANTS INC.
ENERGY BUSINESS	Petroleum Products, Carbon, Crude Oil, LPG, LNG, etc.	MITSUBISHI SHOJI SEKIYU CO., LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY., LTD.	JAPAN AUSTRALIA LNG(MIMI) PTY., LTD. BRUNEI LNG SENDIRIAN BERHAD SAKHALIN ENERGY INVESTMENT
METALS	Ferrous Products, Coals, Ore, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products, etc.	METAL ONE CORPORATION JECO CORPORATION MITSUBISHI DEVELOPMENT PTY., LTD.	IRON ORE COMPANY OF CANADA MOZAL S.A.R.L.
MACHINERY	Power & Electrical Systems, Railways, Elevators, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction, Satellite & Aerospace, etc.	NIKKEN CORPORATION NORELEC DEL NORTE, S.A.DE C.V. TRI PETCH ISUZU SALES CO., LTD. MC AVIATION FINANCIAL SERVICES (EUROPE) B.V. MCE BANK GMBH	MITSUBISHI AUTO CREDIT-LEASE CORP. SPACE COMMUNICATIONS CORPORATION
CHEMICALS	Petrochemical Products, Raw Material for Synthetic Fiber, Fertilizer, Functional Chemicals, Synthetic Raw Materials and Plastics, Food Additives, Feed Additives, Advanced Materials, etc.	MITSUBISHI SHOJI PLASTICS CORP. TOWA CHEMICAL INDUSTRY CO., LTD. MITENI S.P.A.	KOHJIN CO., LTD. SPDC LTD. METANOL DE ORIENTE, METOR, S.A. AROMATICS MALAYSIA SDN. BHD.
LIVING ESSENTIALS	Foods & Food Products, Textiles, General Merchandise, etc.	RYOSHOKU LTD. TOYO REIZO CO., LTD. SAN-ESU INC. MEIDI-YA CORPORATION MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED	COCA-COLA CENTRAL JAPAN CO., LTD. KENTUCKY FRIED CHICKEN JAPAN LTD. LAWSON, INC. LIFE CORPORATION HOKUETSU PAPER MILLS, LTD. MITSUBISHI CEMENT CORPORATION
OTHER	Finance, Accounting, Personnel, General affairs, Create and promote new businesses related to new technologies in new fields, etc.	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN) LTD. MITSUBISHI CORPORATION FINANCE PLC	

REGIONAL SUBSIDIARIES	Handling of a broad range of products, similar to the parent company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION(HONG KONG) LTD.

Note:

1. The total number of consolidated subsidiaries and equity-method affiliates represents companies which the company directly consolidates or to which it applies the equity method. 470 companies directly consolidated by subsidiaries as of September 30, 2006 are excluded from this total.
2. Among the above-listed subsidiaries, RYOSHOKU LTD. (Tokyo Stock Exchange 1st section) and NIPPON CARE SUPPLY CO., LTD. (Tokyo Stock Exchange Mothers) are listed companies.
3. MKG BANK GMBH has been changed to MCE BANK GMBH.

Consolidated Financial Results for the Six Months Ended September 30, 2006 (Based on US GAAP)

Mitsubishi Corporation

TOKYO, October 31, 2006….. Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the six months ended September 30, 2006.

I. Management Policies

1. Medium-term Management Plan—INNOVATION 2007

In July 2004, Mitsubishi Corporation launched a four-year medium-term management plan called INNOVATION 2007. Covering the period from fiscal 2005, ended March 31, 2005, to fiscal 2008, ending March 2008, INNOVATION 2007 envisions a triple jump growth process—"hop," "step" and "jump." The first two years of the plan, fiscal 2005 and fiscal 2006, were designated as the "hop" period, with the subsequent two years, fiscal 2007 and fiscal 2008, the "step" stage. Throughout this four-year period, Mitsubishi Corporation's goal is to set the stage for medium- and long-term growth in the subsequent "jump" stage by embracing change.

In the "hop" period, we successfully prioritized strategic business fields and also benefited from factors such as surging energy and natural resource prices. Together, these factors enabled us to post consolidated net income of 182.4 billion yen in fiscal 2005 and 350.0 billion yen in fiscal 2006. During this period, we extended our run of record results to three years.

In light of our performance during the "hop" period and expected changes in our operating environment, we revised INNOVATION 2007 for the "step" period in April this year. Specifically, we revised our numerical targets and investment plans but kept the basic concepts of the "hop" period.

(1) The Vision

INNOVATION 2007 reflects the vision of Mitsubishi Corporation as "a new industry innovator."

This vision entails leveraging the company's participation in all manner of industries on a global basis, one of its defining strengths. The objectives are to create new paradigms by changing industries based on market needs and to support the creation of new, next-generation industries. In this way, the company will help customers and contribute widely to industries and society at large. Mitsubishi Corporation is therefore aiming to be "a new industry innovator" that contributes to society by growing while opening pathways to the future.

(2) <u>Basic Concepts</u>

As it aims to be "a new industry innovator," Mitsubishi Corporation will continue to take management actions in the "step" period to achieve the three basic concepts of INNOVATION 2007.

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

2) Develop Human Assets
(Motivate Employees and Enhance Their Business Sensitivity)

3) Reinforce Internal Systems
(Continuously Strengthen the Management System)

1) Grasp Change and Open Up A New Era for MC
(Medium- to Long-term Growth Strategy)

During the "hop" period, Mitsubishi Corporation made investments totaling approximately 700.0 billion yen. In the "step" period, having positioned it as a period for building on our achievements thus far to generate more growth in the future, we plan to invest around 1,200.0 billion yen to implement the following two measures.

a. Strengthen Core Businesses

Mitsubishi Corporation's strategy is to expand businesses by concentrating human and capital resources in areas that are expected to grow and where we can leverage our strengths. These areas include energy, metal resources, foods & food products, automobiles, and overseas IPP. We will also work to strengthen its business foundations while making additional investments in traditional trading-related businesses such as steel products and chemical products. In this way, by striking a balance between the two approaches of additional investments and strengthening trading capabilities, we will expand existing businesses, develop value chains, expand geographically and develop successful models in neighboring industries, thereby strengthening our core businesses.

b. Create New Businesses That Meet Societal and Customer Needs

Mitsubishi Corporation aims to create and grow new businesses that transcend the frameworks of existing business groups by changing existing businesses based on societal and customer needs. The company plans to target the following main fields: the industrial finance business, where we have considerable expertise; consumer-centric businesses; medical and nursing care-related businesses; businesses with a connection to the environment; and new technology-related businesses.

[For Reference: Investment Plans for Strategic Fields in the "Step" Period]

a. Strengthen Core Businesses

Field	Main Targets	Amount (billion yen)
Business Expansion Driven by Additional Investments		
Energy	Expand natural gas projects, E&P of oil resources	400.0
Metal resources	Expand coal, copper, aluminum, etc.	
Food	Reinforce operating base in domestic distribution fields and expand value chain	150.0
Automobile	Strengthen joint business development with Mitsubishi Motors Corporation and Isuzu Motors Limited	50.0
Overseas IPP	Expand into Asian markets	100.0
Other investments	Expand plant, construction, shipping and other areas	250.0
Strengthen Trading-Related Businesses		
Steel products	Expand overseas value chains	100.0
Chemical products	Strengthen resource-based chemical businesses	
Total		1,050.0

b. Create New Businesses That Meet Societal and Customer Needs

Field	Main Targets	Amount (billion yen)
Industrial finance	Expand auto leases, REIT and other areas	150.0
Consumer-centric businesses	Support LAWSON and development of other retail businesses	
Medical and nursing care-related business	Expand value chains in the healthcare field	
Environmental-related	Expand emission rights trading and other areas	
New technology-related businesses	Continue to actively participate in nanotechnology and other fields	

2) Develop Human Assets

(Motivate Employees and Enhance Their Business Sensitivity)

Mitsubishi Corporation is putting in place systems and creating the environment, as

outlined below, for retaining and nurturing human resources and for motivating employees further.

a. Nurture and Retain Human Resources to Support Growth

Mitsubishi Corporation recognizes the importance of its obligation to develop human resources with outstanding business sensitivity and trust as the foundation of its business. Based on this recognition, the company is grooming people with the ability to function as CEOs and CFOs of its subsidiaries and affiliated companies, as well as grooming reliable people with the ability to build businesses responding to customers' needs, which has been in line with our basic human resource management policy.

As part of our approach, in April 2006 we established the Center for Human Resources Development, which is advancing the development of human resources across the group in an integrated manner.

b. Systems to Motivate Employees Further

Ongoing efforts are being made to establish personnel systems, such as evaluation and training systems, so as to further motivate employees and bring out the best in them.

3) Reinforce Internal Systems

(Continuously Strengthen the Management System)

To support its growth strategy, Mitsubishi Corporation is further strengthening its management system.

a. Mitsubishi Corporation's basic management structure promotes the prioritization of strategic business fields. It encompasses balance sheet management methods; Mitsubishi Corporation Value Added (MCVA), a proprietary management indicator that measures the degree of contribution to raising corporate value; and the Business Unit (BU) system, which categorizes BUs by strategic mission. We are managing our business portfolio by continuing to use this basic management infrastructure.

b. Mitsubishi Corporation is further establishing and continuously improving internal control systems on a consolidated basis so as to ensure compliance, proper financial reporting and the efficient monitoring, managing and handling of all business risks in a systematic manner. As part of these efforts, in October 2006 Mitsubishi Corporation established the BPI (Business Process Innovation) and Internal Control Department to take the lead in accelerating initiatives across the company.

c. Mitsubishi Corporation is refining management systems using IT and establishing systems that provide accurate group management information on a timely basis.

(3) <u>INNOVATION 2007 Numerical Targets</u>

Mitsubishi Corporation's goal is ultimately to deliver consolidated net income of at least 400.0 billion yen* during the "jump" period following the end of INNOVATION 2007 by making new investments of around 1,200.0 billion yen and strengthening existing

businesses in the "step" period. We will also focus on ROE as a key management yardstick with the aim of achieving an average of 15% over the medium and long terms.

In terms of our forecast for consolidated net income for fiscal 2007, the first year of the "step" period, we have raised our forecast at the start of the year of 370.0 billion yen by 30.0 billion yen to 400.0 billion yen. This represents a projected increase of 50.0 billion yen over fiscal 2006. It would also mark the fourth straight year of record earnings.

*This goal assumes no major change in the current economic environment. We may revise our target if there is such a major change.

(4) Progress With Investment Plan

In the first half of fiscal 2007, Mitsubishi Corporation made investments totaling approximately 90.0 billion yen in the energy and metal resources fields, including in the Sakhalin LNG Project and Australian coking coal operations. In addition, we took a number of proactive steps involving the investment of around 205.0 billion yen. We purchased shares of Isuzu Motors Limited and Hokuetsu Paper Mills, Ltd., we made investments in food business and we subscribed to private placement to make Kinsho Corporation into subsidiary.

(5) About Stakeholders

Mitsubishi Corporation's goal is to be a company that wins the recognition of all stakeholders, including shareholders and creditors, customers and business partners, employees, etc.

2. Basic Policy Regarding the Appropriation of Profits

(1) Capital Structure Policy and Investment Plans

Mitsubishi Corporation plans to invest around 1,200.0 billion yen during the 2 years of the "step" period with the view to growing earnings in the future. We will make these investments in line with growth in shareholders' equity from the standpoint of maintaining and improving the sound balance sheet of the company.

Investments will target expansion of our core businesses, including energy and metal resources, foods and food products, automobile operations and overseas IPP businesses. In addition, we will invest to strengthen our steel products, chemical products and other trading operations, as well as to strengthen initiatives in new businesses. The latter includes the industrial finance business, consumer-centric businesses, medical and nursing care-related businesses, businesses with a connection to the environment, and businesses that use new technology.

In terms of managing the soundness of our balance sheet, we aim to keep the net debt-to-equity ratio to within 2.0.

(2) Dividend Policy

We have based our dividend policy on using retained earnings to make investments that will drive our growth and maximize corporate value. At the same time, since fiscal 2005, the company has also taken into consideration consolidated net income, as well as retained earnings available for dividends to directly return profits to shareholders in line with operating results in each fiscal year.

Due to the existence of abundant investment opportunities, Mitsubishi Corporation's basic policy will continue to be to use retained earnings for investments that will drive growth while paying a dividend that reflects the amount of earnings. While also taking into consideration the need for funds to invest, the financial condition of the parent company and other factors, Mitsubishi Corporation will determine the dividend in a flexible manner with the target of a consolidated payout ratio of 15% or more.

In accordance with the above policy, the Board of Directors today passed a resolution setting the interim dividend per common share applicable to fiscal 2007 at 18 yen, higher than the 17.5 yen forecast at the start of the fiscal year, based in part on the growth in consolidated net income. The interim dividend applicable to fiscal 2006 was 13 yen per common share.

Furthermore, Mitsubishi Corporation now plans to pay an annual ordinary dividend of around 36 yen per common share, 1 yen higher than the 35 yen initially planned, providing it achieves its current consolidated net income forecast for fiscal 2007 of 400.0 billion yen.

[For Reference: Annual Ordinary Dividends]
Fiscal 2003=8 yen per common share
Fiscal 2004=12 yen per common share
Fiscal 2005=18 yen per common share
Fiscal 2006=35 yen per common share

3. Matters Concerning Mitsubishi Corporation's Parent Company and Other Entities

None.

II. Operating Results and Financial Position

1. General Operating Environment

In the first six months of fiscal 2007, the global economy maintained a course of moderate expansion as economies in industrialized nations grew and high growth continued in China, India and certain other countries. Natural resource and energy prices, which were climbing, had generally settled back by the end of the interim period, limiting the negative effects on the global economy.

In the U.S., the economy continued to expand as a whole, backed by increasing private-sector capital expenditures accompanying strong corporate earnings. On the other hand, there was a sharp drop-off in housing investment and a noticeable slowdown in employment growth.

In China, export growth remained high and rising wages drove strong consumption. Furthermore, construction and capital expenditures remained slightly overheated, with growth continuing in both areas. In other countries in Asia, there was a slight slowdown in internal demand as the prices of goods trended higher due to the flow-on effects of persistently high crude oil prices. EU nations, meanwhile, kept growing at a healthy pace as a whole, mainly reflecting growth in internal demand. There was, however, some variation from country to country.

The Japanese economy continued its steady expansion, supported by robust consumer spending, which reflected an improved job market and rising wages. Other factors underpinning Japan's economic growth were an upturn in exports in line with a strong global economy and higher levels of capital expenditures fueled by strong corporate earnings. Amid these conditions, the Bank of Japan lifted its zero interest-rate policy in July for the first time in almost five years and four months, as it changed tack toward normalizing monetary policy.

2. Consolidated Results (US GAAP)

(1) Summary of Fiscal 2007 Interim Results

For the first six months of fiscal 2007, consolidated operating transactions totaled 9,835.7 billion yen, up 822.0 billion yen, or 9.1%, compared to the same period of the previous fiscal year. This reflected steady growth in metals-related transactions at Mitsubishi Corporation and subsidiaries. Gross profit increased 62.1 billion yen, or 12.3%, to 565.9 billion yen, the result of improving profitability at a coking coal subsidiary in Australia and a solid performance in steel products at Metal One Corporation.

Selling, general and administrative expenses increased, mainly due to the inclusion of newly consolidated subsidiaries. However, this increase was outweighed by the growth in gross profit, resulting in an increase of 40.8 billion yen, or 24.9%, in operating income to 205.0 billion yen.

In expenses and other, other income-net decreased due to deterioration in foreign currency-related gains. However, there was a large increase in gain on marketable securities and investments-net, mainly due to a gain on the sale of Diamond City Co., Ltd. shares. There was also an increase in dividend income principally from metals resource-related investments. These and other changes led to an improvement in expenses and other.

As a result, income from consolidated operations before income taxes rose 80.9 billion yen, or 34.5%, to 315.1 billion yen.

Net equity in earnings of affiliated companies increased 9.4 billion yen, or 18.0%, to 61.9 billion yen, mainly due to continued healthy growth in earnings at energy and metal resource-related companies.

As a result of the above, net income increased 56.5 billion yen, or 31.7%, to 234.8 billion yen, a record bottom-line result for Mitsubishi Corporation for an interim period.

(2) Outlook for the Fiscal Year Ending March 31, 2007

Consolidated forecasts for the fiscal year ending March 31, 2007 are as follows:

(Billion Yen)

	FY07 (Forecasts)	FY06 (Actual)	Change
Operating transactions	20,000	19,067.2	+932.8
Net income	400.0	350.0	+50.0

(Reference) Changes of basic assumptions

	FY07 (Forecast)	FY06 (Actual)	Change
Exchange rate	112.7JPY/US$	113.3JPY/US$	-0.6JPY/US$
Crude oil price	US$63.7/BBL	US$53.5/BBL	+US$10.2/BBL
Interest rate (TIBOR)	0.56%	0.09%	+0.47 %

Note:

Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

(3) Changes in Assets, Liabilities and Shareholders' Equity

Total assets as of September 30, 2006 were 10,597.2 billion yen, up 186.0 billion yen from March 31, 2006. One reason for this rise was an increase in trade receivables due to rising commodities prices. Another reason was an increase in investments, mainly due to investments in the Sakhalin II Project and Hokuetsu Paper Mills, Ltd., despite unrealized gains on listed shareholdings declined.

Total liabilities were 7,807.1 billion yen, up 42.9 billion yen from the previous fiscal year-end. Although short-term debt declined due to a decrease in working capital requirements at Metal One Corporation, there was an increase in trade payables caused by higher commodities prices and an increase in long-term debt, less current maturities, due to procurement via a syndicated loan at the parent company and issuance of corporate bonds.

Shareholders' equity was reduced by a decline in net unrealized gains on securities available for sale due to unrealized gains on listed shareholdings declining and dividend payments. However, the decline was outweighed by the higher net income and total shareholders' equity rose 135.1 billion yen to 2,514.3 billion yen from the previous fiscal year-end.

Net interest-bearing liabilities, gross interest-bearing liabilities minus cash and cash equivalents, at September 30, 2006 were 3,118.5 billion yen, almost unchanged from March 31, 2006. As a result, the net debt-to-equity ratio, which is net interest-bearing liabilities divided by total shareholders' equity at the interim term-end, was 1.2.

(4) Cash Flows

Cash and cash equivalents as of September 30, 2006 were 713.9 billion yen, 67.6 billion yen, or 10.5%, higher than as of March 31, 2006.

(Operating activities)

Net cash provided by operating activities was 227.8 billion yen. Cash was mainly provided by steady growth in dividends from business investees, particularly natural resource-related companies, and in inflows from operating transactions at overseas metal resource-related subsidiaries against a backdrop of strong commodities markets. In addition, there was an improvement in working capital requirements at Metal One Corporation and other entities.

(Investing activities)

Net cash used in investing activities was 134.6 billion yen. While cash was provided by the sale of Diamond City shares at the parent company, this inflow was outweighed mainly by additional investments in the Sakhalin II Project and other substantial investments, including the purchase of shares of Isuzu Motors Limited, Hokuetsu Paper Mills, Ltd. and other companies. In addition, there were large outlays for capital expenditures overall.

As a result of the above, free cash flow, the sum of operating and investing cash flows, was 93.2 billion yen.

(Financing activities)

Net cash used by financing activities was 23.9 billion yen. Although the parent company procured medium- to long-term debt to fund investments, the main outflows were for the payment of dividends at the parent company and the repayment of short-term debt accompanying improvement in working capital requirements at Metal One and other entities.

< Business Risks >

(1) Risks of Changes in Global Macroeconomic Conditions

As we conduct businesses on a global scale, there is a relationship between our operating results and economic trends in major countries around the world. Economic trends in Japan are undeniably important, but, as a result of focusing for many years on operations overseas, the effect of the Japanese economy on our operating results has become relatively smaller in recent years. On the other hand, there is an increasing effect on our operating results of economic conditions in Asian countries, where we have many business investments, primarily countries with which we trade.

Moreover, economic conditions in China may have a direct effect on our consolidated operating results because the country is a major export destination for plants, construction machinery parts, steel products, ferrous raw materials, chemical products, and other products from the parent company and subsidiaries. In addition, our natural resource businesses, in particular, may be affected by economic trends in China because demand from the country has a significant bearing on prices of energy resources such as LNG and crude oil, as well as of metal resources such as coking coal, copper and aluminum.

In Thailand and Indonesia, we have various automobile businesses, including automobile assembly plants, distribution and sales companies and financial services companies jointly established with Japanese automakers. Because automobile sales volume reflects internal demand in each of these countries, economic trends in both Thailand and Indonesia may have a significant bearing on earnings from our automobile operations.

(2) Market Risks

(Unless there are major revisions, calculations of effects on future financial statements are based on consolidated results for the period ended March 31, 2006.)

1. Commodity Market Risk

In the course of our business activities, we are exposed to various risks relating to movements in prices of commodities as a trader, an owner of rights to natural and energy resources, and a producer and seller of industrial products of our investees. Product categories that may have a large impact on our operating results are as follows:

(Energy Resources)

We hold upstream rights to LNG and crude oil, and/or liquefaction facilities in Western Australia, Malaysia, Brunei and other regions. Movements in LNG and crude oil prices may have a significant impact on operating results in these businesses.

Fundamentally, LNG prices are linked to crude oil prices. As an estimate, a US$1/BBL fluctuation in the price of crude oil would have an approximate 1 billion yen effect on net income for LNG and crude oil combined, mainly through a change in equity-method earnings. However, fluctuations in the price of LNG and crude oil might not be immediately reflected in our operating results because of timing differences.

(Metal Resources)
Through wholly owned Australian subsidiary Mitsubishi Development Pty., Ltd. (MDP), we produce and sell more than 29 million tons of coal per year, mainly coking coal, a steelmaking raw material. Fluctuations in the price of coking coal may affect our consolidated operating results through MDP's earnings. The majority of the coking coal is sold on the basis of annual contracts, and the price is set once a year through negotiations with purchasers and becomes the price that is used for shipments in the applicable fiscal year. Therefore, movements in the price of coking coal during fiscal 2007 are expected to have only a small impact on our operating results because prices have already been set for the majority of coal to be sold by MDP in fiscal 2007. Based on estimates of the impact of changes in annual contract prices for coal on consolidated net income derived from MDP's earnings forecasts for fiscal 2007, a US$1 fluctuation in the average export price per one ton of coal sold by MDP would have an approximate 2 billion yen effect on our consolidated net income. However, MDP's operating results cannot be determined through the above sensitivity analysis alone since MDP's operating results are also significantly affected by other factors besides coal prices, such as fluctuations in exchange rates for the Australian dollar, U.S. dollar and yen, production costs and sales volumes.

In addition, as a producer, we are exposed to the risk of price fluctuations in copper and aluminum. A US$100 fluctuation in the price per one tonne of copper would have a 0.8 billion yen effect on consolidated net income, while a US$100 fluctuation in the price per one tonne of aluminum would have a 1.0 billion yen effect on our consolidated net income.

(Petrochemical Products)
We are engaged in a broad range of trading activities for petrochemical products manufactured from raw materials such as naphtha and natural gas. The prices of petrochemical products are largely determined for each product on an individual basis based on the prices of the above raw materials, supply-demand dynamics and other factors. Fluctuations in the prices of these raw materials may affect earnings from these trading transactions.

We have made investments in manufacturing and sales companies for petrochemicals such as ethylene glycol, paraxylene and methanol in Saudi Arabia, Malaysia and Venezuela. Our equity-method earnings would be affected by changes in the operating results of these companies due to price movements.

2. Foreign Currency Risk
We bear some risk of fluctuations in foreign currency rates relative to the yen in the course of our trading activities. While we use forward contracts and other hedging strategies, there is no assurance that we can completely avoid foreign currency risk.

In addition, because dividends received from overseas businesses and equity in earnings of overseas consolidated subsidiaries and equity-method affiliates are relatively high in proportion to our net income, and because most of these earnings are denominated in foreign currencies, which are converted to yen solely for reporting purposes, an appreciation in the yen relative to foreign currencies has a negative impact on consolidated net income. In terms of sensitivity, a 1 yen change relative to the U.S. dollar would have an approximate 1.9 billion yen effect on consolidated net income.

Regarding our investments in overseas businesses, an appreciation in the yen poses the risk of lowering shareholders' equity through a negative effect on the foreign currency translation adjustments account. Consequently, we implement various measures to prevent increased exposure to foreign currency risk on investments, such as by hedging foreign currency risks with respect to new large investments. However, there is no assurance that we can completely avoid these risks.

3. Equity Price Risk

As of September 30, 2006, we owned approximately 1,630.0 billion yen (market value basis) of marketable equities, mostly equity issues of customers, suppliers and MC Group companies. These investments expose us to the risk of fluctuations in equity prices. As of the same date, we had net unrealized gains of approximately 930.0 billion yen based on market prices, a figure that could change depending on future trends in equity prices.

In Mitsubishi Corporation's corporate pension fund, some of the pension assets managed are marketable equities. Accordingly, a fall in equity prices could cause an increase in pension expenses by reducing pension assets.

4. Interest Rate Risk

As of September 30, 2006, we had gross interest-bearing liabilities (short-term and long-term debt, including current maturities, less the effect of markdowns on liabilities) of approximately 3,800.0 billion yen. Because almost all of these liabilities bear floating interest rates, there is a risk of an increase in interest expenses caused by a rise in interest rates.

However, the vast majority of these interest-bearing liabilities are offset by trade receivables, loan receivables and other operating assets that are positively affected by changes in interest rates. Because a rise in interest rates produces an increase in income from these assets, while there is a time lag, interest rate risk is offset. For the remaining interest-bearing liabilities exposed to interest rate risk without such offsets, commensurate asset holdings such as investment securities, property and equipment generate trading income as well as other income streams such as dividends that are strongly correlated with economic cycles. Accordingly, even if interest rates increase as the economy improves, leading to higher interest expenses, we believe that these expenses would be offset by an increase in income from the corresponding asset holdings.

However, our operating results may be negatively affected temporarily if there is a rapid rise in interest rates because increased income from commensurate asset holdings would fail to offset the effects of a preceding increase in interest expenses.

To monitor market movements in interest rates and respond flexibly to market risks, we established the ALM (Asset Liability Management) Committee. This committee establishes fund procurement strategy and manages interest rate risk exposure.

(3) Credit Risk

We extend credit to customers in the form of trade credit, including accounts receivables and advance payments, advances, guarantees and investments due to our various operating transactions. We are therefore exposed to credit risk in the form of losses arising from deterioration in the credit of or bankruptcy of customers. Furthermore, we utilize derivative instruments, primarily swaps, options and futures, for the purpose of hedging risks. In this case, we are exposed to the credit risk of the counterparties to these derivative instruments.

To manage this risk, we have established credit and transaction limits for each customer as well as introduced an internal rating system. Related BUs carry out necessary internal approval procedures based on a system whereby authorization limits are determined by these internal ratings and the amount of credit. We also hedge risk by requiring collateral or a guarantee depending on the credit profile of the counterparty.

However, there is no guarantee that we will be able to completely avoid credit risk with these risk hedging strategies. Therefore, failure to collect trade receivables and other credit due to the bankruptcy of a customer or other event would affect our operating results.

(4) Country Risk

We bear country risk in relation to transactions and investments with overseas companies in the form of delays or inability to collect money or conduct business activities due to socioeconomic conditions in the countries where they are domiciled.

We take appropriate risk hedging measures that involve, in principle, hedges via third parties through such means as taking out insurance, depending on the nature of the project. Furthermore, we have established a Country Risk Committee, under which country risk is managed through a country risk countermeasure system. The country risk countermeasure system classifies countries with which we trade into six categories based on risk exposure in terms of total investments, advances, guarantees and trade receivables, net of hedges, as well as creditworthiness by country (country rating). Country risk is controlled through the establishment of risk limits for each category.

However, even with these risk hedging measures, it is difficult to completely avoid risks caused by deterioration in the political, economic, or social conditions in the countries or regions where our customers, portfolio companies or Mitsubishi Corporation have ongoing projects. Such eventualities may have a significant impact on our operating results.

(5) Business Investment Risk

We participate in the management of various companies by acquiring equity and other types of interests. These business investment activities are carried out with the aim of expanding our business and deriving capital gains. However, we bear various risks related to business investments, such as the possible inability to recover our investments and exit losses and being unable to earn the planned return on investment. Regarding the management of business investment risk, in the case of new business investments, we quantitatively monitor the downside risk of investments and evaluate whether the investment return exceeds the minimum expected rate of return, which is determined internally according to the extent of the risk. After investing, we manage risk on an individual basis with respect to business investments to achieve the investment goals set forth in the business plan formulated every year.

Furthermore, we apply exit rules for the early sale of our equity interest or the liquidation of the investee in order to preserve the quality of our asset portfolio.

While we follow strict standards for the selection and management of investments, it is impossible to completely avoid the risk of investments not delivering the expected profits. Therefore, we may incur losses resulting from such actions as the withdrawal from an investment.

(6) Risks Related to Specific Investments

-1- Investment in and Operations with Mitsubishi Motors Corporation

In June 2004, we purchased 40.0 billion yen of preferred shares issued by Mitsubishi Motors Corporation (MMC) through a private placement, in which Mitsubishi Heavy Industries, Ltd. and the then Bank of Tokyo-Mitsubishi, Ltd. and other parties also participated, as part of MMC's three-year Business Revitalization Plan announced in May 2004.

Subsequently, following a request by MMC, Mitsubishi Corporation, Mitsubishi Heavy Industries, Ltd. and the Bank of Tokyo-Mitsubishi, Ltd. decided to provide an injection of equity totaling 274.0 billion yen by subscribing to private placements of MMC shares after evaluating the Mitsubishi Motors Revitalization Plan announced in January 2005. Of the total investment, we subscribed to ordinary shares and preferred shares of MMC, both of which were issued in March 2005, making investments of 51.3 billion yen and 18.7 billion yen, respectively. In addition, in January 2006 we invested 30.0 billion yen to purchase additional preferred shares issued by MMC as part of its capital reinforcement

strategy. As a result, our risk exposure to MMC was roughly 230.0 billion yen as of September 30, 2006.

In addition to having direct business dealings with MMC, we cooperate with this automaker in countries around the world to conduct businesses centered on local sales companies and downstream business fields. Some examples are automobile-related distribution and sales companies in Asia and finance businesses in Europe. Our total MMC-related risk exposure, including both our risk exposure to MMC proper and our exposure to operating assets, investments in joint businesses and other assets tied up with joint operations worldwide, was roughly 380.0 billion yen as of September 30, 2006.

-2- Investment in Sakhalin II Project

Mitsubishi Corporation, together with Royal Dutch/Shell Group and Mitsui & Co., Ltd., is participating in the Sakhalin II Project, an LNG and crude oil development project on Sakhalin, Russian Federation, through a joint venture, Sakhalin Energy Investment Co., Ltd. The project began first-stage development activities with the commencement of oil production in July 1999 and a final investment decision for stage-two development activities (year-round production of crude oil (currently on half-year basis) and LNG production) was made in May 2003. The total required funds for the second-stage development were estimated at approximately US$10.0 billion at the time of the final investment decision. However, after subsequent detailed analysis of operations, in September 2005 Sakhalin Energy Investment submitted a revised budget of approximately US$20.0 billion to the Russian government.

Mitsubishi Corporation holds a 20% stake in Sakhalin Energy Investment. As of September 30, 2006, it had invested a total of approximately 270.0 billion yen in this company.

As of August 31, 2006, approximately 80% of the construction work on the project had been completed. Assuming construction progresses as planned, Sakhalin Energy Investment plans to begin year-round production of crude oil in the winter of 2007 and LNG production in the summer of the following year.

Since September 2006, movements to revoke ecological approvals for the project granted by the Russian Natural Resources Ministry in 2003 have come to light. The same ministry is at the center of this movement. Sakhalin Energy Investment is continuing with construction work, except on land where it has voluntarily suspended operations on a limited basis, having not received an order withdrawing ecological approvals. At this stage, it is difficult to predict how the present situation will unfold going forward. However, Sakhalin Energy Investment is continuing to hold talks with the relevant Russian authorities toward resolving this issue. Meanwhile, Sakhalin Energy Investment plans to continue with construction and work to keep to its schedule, and Mitsubishi Corporation will support it in those efforts.

(7) Risks Related to Compliance

We are engaged in businesses in all industries through our many offices around the world. These activities subject us to a wide variety of laws and regulations. Specifically, we must comply with the Corporate Law, tax laws, securities and exchange laws, anti-monopoly laws, trade-related laws, environmental laws and various business laws in Japan. In addition, in the course of conducting business overseas, we must abide by the laws and regulations in the countries and regions where we operate.

We have established a Compliance Committee, which is headed by a Chief Compliance Officer, who is at the forefront of our efforts to raise awareness of compliance. This officer also directs and supervises compliance with laws and regulations of the MC Group as a whole on a consolidated basis.

Notwithstanding these initiatives, compliance risks cannot be completely avoided. Failure to fulfill our obligations under related laws and regulations could affect our businesses and operating results.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

# # #

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (US GAAP)
for the six months ended September 30, 2006 and 2005 (unaudited)

	Millions of yen			
	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2005	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	2,126,703	1,872,140	254,563	13.6
Trading margins and commissions on trading transactions	362,384	341,385	20,999	6.2
Total revenues	2,489,087	2,213,525	275,562	12.4
Cost of revenues from trading, manufacturing and other activities	(1,923,187)	(1,709,744)	-213,443	12.5
Gross profit	565,900	503,781	62,119	12.3
Expenses and other:				
Selling, general and administrative	(358,755)	(337,794)	-20,961	6.2
Provision for doubtful receivables	(2,189)	(1,879)	-310	/
Interest expense - net	(5,801)	(1,781)	-4,020	225.7
Dividend income	64,958	31,761	33,197	104.5
Gain on marketable securities and investments - net	56,206	19,836	36,370	/
Gain on property and equipment-net	987	4,637	-3,650	/
Other income (expense) - Net	(6,223)	15,637	-21,860	/
Total expenses and other	(250,817)	(269,583)	18,766	/
Income from consolidated operations before income taxes	315,083	234,198	80,885	34.5
Income taxes	(121,614)	(90,234)	-31,380	/
Income from consolidated operations	193,469	143,964	49,505	34.4
Minority interests in income of consolidated subsidiaries	(20,550)	(18,133)	-2,417	/
Equity in earnings of affiliated companies	61,913	52,481	9,432	18.0
Net income	234,832	178,312	56,520	31.7

NOTE:

The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.

The figures are as follows.

	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2005	Increase or [-] decrease	%
Operating transactions	9,835,687	9,013,659	822,028	9.1
Operating income	204,956	164,108	40,848	24.9

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries

CONSOLIDATED BALANCE SHEETS (US GAAP)

September 30, 2006 (unaudited) and March 31, 2006

ASSETS	Millions of Yen		
	Sept. 30 2006	Mar. 31 2006	Increase or [-]decrease
Current assets:			
Cash and cash equivalents	713,937	646,317	67,620
Time deposits	12,298	7,607	4,691
Short-term investments	160,191	188,572	-28,381
Receivables-trade:			
Notes and loans	501,043	538,799	-37,756
Accounts	2,661,399	2,580,476	80,923
Affiliated companies	260,404	224,406	35,998
Allowance for doubtful receivables	(48,074)	(44,802)	-3,272
Inventories	814,887	840,874	-25,987
Advance payments to suppliers	156,290	161,374	-5,084
Deferred income taxes	50,362	49,493	869
Other current assets	233,249	190,404	42,845
Total current assets	5,515,986	5,383,520	132,466
Investments and non-current receivables:			
Investments in and advances to affiliated companies	1,157,942	1,090,222	67,720
Other investments	1,859,352	1,884,656	-25,304
Non-current notes, loans and accounts receivable-trade	465,526	493,027	-27,501
Allowance for doubtful receivables	(44,613)	(52,239)	7,626
Total investments and non-current receivables	3,438,207	3,415,666	22,541
Property and equipment- net	1,347,817	1,327,272	20,545
Other assets	295,218	284,783	10,435
Total	10,597,228	10,411,241	185,987

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
September 30, 2006 (unaudited) and March 31, 2006

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen		
	Sept. 30 2006	Mar. 31 2006	Increase or [-]decrease
Current liabilities:			
Short-term debt	602,594	626,155	-23,561
Current maturities of long-term debt	306,383	291,634	14,749
Payables-trade:			
Notes and acceptances	222,593	228,187	-5,594
Accounts	2,230,997	2,206,383	24,614
Affiliated companies	129,183	126,832	2,351
Advances from customers	144,424	143,330	1,094
Accrued income taxes	98,968	89,313	9,655
Other accrued expenses	113,924	133,791	-19,867
Other current liabilities	324,474	295,795	28,679
Total current liabilities	4,173,540	4,141,420	32,120
Long-term debt, less current maturities	2,944,152	2,877,149	67,003
Accrued pension and severance liabilities	40,099	40,121	-22
Deferred income taxes	428,659	466,663	-38,004
Other long-term liabilities	220,696	238,932	-18,236
Minority interests	275,743	267,692	8,051
Shareholders' equity:			
Common stock	198,618	197,818	800
Additional paid-in capital	253,144	251,598	1,546
Retained earnings:			
Appropriated for legal reserve	38,346	37,695	651
Unappropriated	1,642,533	1,450,012	192,521
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	499,164	544,328	-45,164
Net unrealized losses on derivatives	(11,756)	(7,151)	-4,605
Minimum pension liability adjustments	(2,831)	(2,669)	-162
Foreign currency translation adjustments	(101,507)	(91,250)	-10,257
Less treasury stock	(1,372)	(1,117)	-255
Total shareholders' equity	2,514,339	2,379,264	135,075
Total	10,597,228	10,411,241	185,987

Mitsubishi Corporation and subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (US GAAP)

for the six months ended September 30, 2006 (unaudited) and the year ended March 31, 2006

	Millions of Yen	
	2006 Apr.2006-Sept.2006	2005 Apr.2005-Mar.2006
Shareholders' Equity		
Common stock		
Balance, beginning of period	197,818	126,705
Issuance of common stock upon exercise of stock options	178	375
Issuance of common stock upon conversion of convertible bonds	622	70,738
Balance, end of period	198,618	197,818
Additional paid-in capital		
Balance, beginning of period	251,598	179,632
Compensation expense related to stock options	629	786
Issuance of common stock upon exercise of stock options	178	374
Issuance of common stock upon conversion of convertible bonds	623	70,738
Gains on sales of treasury stock	116	68
Balance, end of period	253,144	251,598
Retained earnings appropriated for legal reserve:		
Balance, beginning of period	37,695	37,173
Transfer from unappropriated retained earnings	651	522
Balance, end of period	38,346	37,695
Unappropriated retained earnings:		
Balance, beginning of period	1,450,012	1,138,509
Cumulative effect of changes in accounting principles	(4,563)	-
Net income	234,832	350,045
Total	1,680,281	1,488,554
Deduct:		
Cash dividends paid	(37,097)	(40,546)
Transfer to retained earnings appropriated for legal reserve	(651)	(522)
Total	(37,748)	(41,068)
The effect of change in fiscal year-end of certain subsidiaries	-	2,526
Balance, end of period	1,642,533	1,450,012
Accumulated other comprehensive income (loss) (net of tax):		
Balance, beginning of period	443,258	23,365
Other comprehensive income (loss)	(60,188)	419,248
The effect of change in fiscal year-end of certain subsidiaries	-	645
Balance, end of period	383,070	443,258
Treasury stock:		
Balance, beginning of period	(1,117)	(930)
Purchases-net	(255)	(187)
Balance, end of period	(1,372)	(1,117)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

for the six months ended September 30, 2006 (unaudited) and the year ended March 31, 2006

	Millions of Yen	
	2006 Apr.2006-Sept.2006	2005 Apr.2005-Mar.2006
Comprehensive Income (loss)		
Net income	234,832	350,045
Other comprehensive income (loss):		
Unrealized gains (losses) on securities available for sale	(45,164)	265,489
Unrealized losses on derivative instruments	(4,605)	(10,034)
Minimum pension liability adjustments	(162)	35,873
Foreign currency translation adjustments	(10,257)	127,920
Other comprehensive income (loss)	(60,188)	419,248
Comprehensive Income (loss)	174,644	769,293

NOTE: 1. Dividends and appropriations for legal reserve shown for each period represent dividends paid out during the period and the appropriation for legal reserve made in relation to the respective dividends.

2. As for "The effect of change in fiscal year-end of certain subsidiaries", please see Note 3. of "Basis of Consolidated Financial Statements".

3. As for " Cumulative effect of changes in accounting principles", please see Note 4. of "Basis of Consolidated Financial Statements".

Mitsubishi Corporation and subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (US GAAP)
for the six months ended September 30, 2006 and 2005 (unaudited)

	Millions of Yen	
	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2005
I. Operating activities:		
Net income	234,832	178,312
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	66,000	60,571
Provision for doubtful receivables	2,189	1,879
Gain on marketable securities and investments - net	(56,206)	(19,836)
Gain on property and equipment - net	(987)	(4,637)
Equity in earnings of affiliated companies, less dividends received	(18,065)	(27,490)
Changes in operating assets and liabilities:		
Short-term investments -trading securities	12,622	(9,569)
Notes and accounts receivable - trade	(65,248)	(33,424)
Inventories	3,962	(17,431)
Notes, acceptances and accounts payable - trade	90,014	38,179
Other - net	(41,310)	(36,995)
Net cash provided by operating activities	227,803	129,559
II. Investing activities:		
Expenditures for property and equipment and other assets	(73,738)	(89,710)
Net decrease (increase) in investments	(75,559)	60,511
Net decrease in loans receivable	18,981	34,908
Net decrease (increase) in time deposits	(4,290)	33,798
Net cash provided by (used in) investing activities	(134,606)	39,507
III. Financing activities:		
Net decrease in short-term debt	(48,514)	(21,526)
Net decrease (increase) in long-term debt	61,414	(66,014)
Issuance of common stock upon exercise of stock options	356	322
Purchases of treasury stock	(23)	(27)
Payment of dividends	(37,097)	(18,796)
Net cash used in financing activities	(23,864)	(106,041)
IV. Effect of exchange rate changes on cash and cash equivalents	(1,713)	10,564
V. Net increase in cash and cash equivalents	67,620	73,589
VI. Cash and cash equivalents, beginning of period	646,317	569,005
VII. Cash and cash equivalents, end of period	713,937	642,594

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements of Mitsubishi Corporation (*the Company*) and its subsidiaries (collectively, *the companies*) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The significant differences between U.S. and Japanese accounting standards applicable to the companies relate to the followings:

(1) Valuation of investments

(2) Deferral of gain on sales of properties for tax purpose (Not permitted under U.S. GAAP)

(3) Derivative instruments and hedge accounting

(4) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income (loss) for U.S. GAAP)

(5) Accounting for business combinations and goodwill and other intangible assets

2. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries and equity-method affiliates

	As of Sept. 30, 2006	As of Mar.31, 2006	Increase or [-] decrease
Consolidated subsidiaries	363	365	-2
Equity-method affiliates	190	185	5
Total	553	550	3

Note: The total number of consolidated subsidiaries and equity-method affiliates represents companies which the Company directly consolidates or to which it applies the equity method. 470 companies and 453 companies directly consolidated by subsidiaries as of September 30, 2006 and March 31, 2006, respectively, are excluded from this total..

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New: Kinsho Corporation, MMC AUTOMOVILES ESPANA and others (12 companies in total)

Excluded: Sphere, MC MACRO FUND, GAS DIANA TRANSPORT. and others (14 companies in total)

[Equity-method affiliates]

New: Hokuetsu Paper Mills, ONEENERGY LIMITED, Nippon Resibon Corporation, Astomos Energy Corporation (reclassified from subsidiary) and others (10 companies in total)

Excluded: Diamond City and others (5 companies in total)

3. Change in Fiscal Year ends of Subsidiaries

In fiscal year ended March 2006, certain subsidiaries changed their fiscal year ends to March 31 mainly from December 31, to increase the timeliness and clarity of the companies' consolidated financial position and results of operations. The periodic accounting of earnings and losses for the months that exceeds 12 months were directly credited or charged through the unappropriated retained earnings in order to maintain the comparability of periodic earnings.

4. Application of New Accounting Standards

The company adopted Emerging Issues Task Force("EITF") No.04-6, "Accounting for Stripping Costs Incurred During Production in the Mining Industry," as of April 1, 2006. EITF No.04-6 requires that stripping costs incurred during production phase of the mine be account for as variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.

In accordance with EITF No.04-6, the cumulative effect of initially adopting this consensus was accounted for as an adjustment to the opening balance of unappropriated retained earnings in the period ended September 30, 2006. As a result, "Unappropriated retained earnings" decreased by 4,563 million yen.

SEGMENT INFORMATION (US GAAP)

for the six months ended September 30, 2006 and 2005 (unaudited)

[Operating Segment Information]

The companies' operating segment information at and for the six months ended September 30, 2006 and 2005 is as follows:

Six months ended September 30, 2006

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	27,012	39,683	193,452	92,243	40,764	167,931	561,085	4,091	724	565,900
Equity in earnings of affiliated companies	1,841	17,030	18,177	11,440	5,679	9,290	63,457	(379)	(1,165)	61,913
Net income	2,783	26,662	99,819	46,695	11,912	23,326	211,197	22,660	975	234,832
Segment assets	552,306	1,444,955	2,928,289	2,377,123	746,173	2,037,055	10,085,901	1,234,496	(723,169)	10,597,228
Operating transactions:										
External customers	108,843	2,108,701	2,562,344	1,549,456	1,070,396	2,405,685	9,805,425	30,739	(477)	9,835,687
Intersegment	21,112	1,828	3,711	962	2,416	2,022	32,051	1,060	(33,111)	-
Total	129,955	2,110,529	2,566,055	1,550,418	1,072,812	2,407,707	9,837,476	31,799	(33,588)	9,835,687

Six months ended September 30, 2005

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Gross profit	26,113	46,553	135,646	92,198	38,908	160,845	500,263	2,664	854	503,781
Equity in earnings of affiliated companies	2,437	15,542	13,883	8,670	4,763	8,490	53,785	(216)	(1,088)	52,481
Net income	11,356	36,504	53,890	29,015	11,190	24,140	166,095	10,647	1,570	178,312
Segment assets	702,986	1,307,240	2,282,182	2,349,782	675,161	1,832,629	9,149,980	1,034,109	(642,105)	9,541,984
Operating transactions:										
External customers	106,464	2,053,873	2,004,541	1,521,444	953,638	2,349,759	8,989,719	23,980	(40)	9,013,659
Intersegment	18,990	5,258	2,117	2,522	2,014	3,002	33,903	1,174	(35,077)	-
Total	125,454	2,059,131	2,006,658	1,523,966	955,652	2,352,761	9,023,622	25,154	(35,117)	9,013,659

NOTE:

1. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.
Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
2. "Other" represents the Corporate Staff Section which primarily provides services and operational support to the companies and affiliates.
This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments.
Unallocated corporate assets categorized in "Other" were 1,234,496 million yen and 1,034,109 million yen at September 30, 2006 and 2005 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.

Mitsubishi Corporation and subsidiaries

SEGMENT INFORMATION (US GAAP)

for the six months ended September 30, 2006 and 2005 (unaudited)

[Geographic Segment Information]

The companies' segment information by geographic areas at and for the six months ended September 30, 2006 and 2005 is as follows:

	Millions of Yen		
	Six months ended Sept. 30, 2006	Six months ended Sept. 30, 2005	Increase or [-] decrease
I Operating transactions			
Japan	7,805,877	7,462,785	343,092
U.S.A.	678,495	458,698	219,797
Thailand	288,453	265,442	23,011
Other	1,062,862	826,734	236,128
Total	9,835,687	9,013,659	822,028
II Gross profit			
Japan	339,929	334,145	5,784
Australia	96,027	55,145	40,882
U.S.A.	32,527	25,804	6,723
Other	97,417	88,687	8,730
Total	565,900	503,781	62,119
III Long-lived assets			
Japan	606,613	608,612	-1,999
Australia	253,232	220,392	32,840
U.S.A.	89,648	68,565	21,083
Canada	71,869	63,292	8,577
Other	232,508	273,085	-40,577
Total	1,253,870	1,233,946	19,924

NOTE:

1. The companies' segment information by geographic areas are disclosed in accordance with SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."
2. Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Mitsubishi Corporation and subsidiaries

FAIR VALUE INFORMATION OF INVESTMENTS (US GAAP)

September 30, 2006 (unaudited) and March 31, 2006

Fair value information regarding trading securities and available-for-sale securities included in "short-term investments" and "other investments" at September 30, 2006 and March 31, 2006, is as follows.

September 30, 2006

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				107,188
Available-for-sale				
Equity securities	450,417	889,892	(1,945)	1,338,364
Debt securities	403,090	3,276	(672)	405,694

March 31, 2006

	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Trading				136,993
Available-for-sale				
Equity securities	414,987	976,166	(836)	1,390,317
Debt securities	221,964	2,506	(1,267)	223,203

The changes in net unrealized holding gains and losses on trading securities that were included in earnings were gains of 874 million yen and 10,306 million yen for the six months ended September 30, 2006 and the year ended March 31, 2006, respectively.

The carrying amounts of available-for-sale securities included in "cash and cash equivalents" are 207,413 million yen and 49,996 million yen at September 30, 2006 and March 31, 2006, respectively.

"Other investments" include investments in non-marketable equity securities of unaffiliated companies and non-current time deposits amounting to 375,710 million yen and 372,711 million yen at September 30, 2006 and March 31, 2006, respectively.

[For Reference: Fair value of marketable securities of listed subsidiaries and affiliated companies held by the parent company]

(as of September 30, 2006)

	Millions of Yen		
	Cost	Fair value	Difference
Subsidiaries	17,456	74,684	57,228
Affiliated Companies	196,454	293,888	97,434
Total	213,910	368,572	154,662

[Change of major indices]		Six months Ended Sept. 30, 2006	Six months Ended Sept. 30, 2005	Increase or decrease
Crude oil	(USD/BBL)	65.3	51.6	13.7 (+27%)
Foreign Exchange	(YEN/USD)	115.4	109.5	5.9 (5% yen depreciation)
Interest	(%)TIBOR	0.32	0.09	0.23 (+254%)

October 31, 2006
Mitsubishi Corporation

Interim Results and Outlook for Fiscal Year Ending March 2007 (US GAAP)

Consolidated Income

(Billions of Yen)	For the six months ended Sept. 30, 2005	For the fiscal year ended Mar. 31, 2006	For the six months ended Sept. 30, 2006	Increase or decrease		Outlook for the fiscal year ending Mar 2007	Percentage of achievement	
Operating transactions <Increase/decrease from original forecast of April 2006>	9,013.7	19,067.2	9,835.7	822.0		20,000.0 <+800.0>	49%	
Gross profit <Increase/decrease from original forecast of April 2006>	503.8	1,051.5	565.9	62.1 <+12%>	a	1,150.0 <+40.0>	49%	
Selling, general and administrative expenses	(337.8)	(696.8)	(358.7)	(20.9)	b	(755.0)	48%	
Provision for doubtful receivables	(1.9)	(4.8)	(2.2)	(0.3)		(5.0)	44%	
Operating income <Increase/decrease from original forecast of April 2006>	164.1	349.9	205.0	40.9 <+25%>		390.0 <+10.0>	53%	h
Interest expense — net	(1.8)	(4.4)	(5.8)	(4.0)	c	(22.0)	26%	
Dividend income	31.8	68.1	65.0	33.2	c	112.0	58%	
Gain on marketable securities and investments — net	19.8	51.3	56.2	36.4	d	60.0	65%	
Gain (loss) on property and equipment — net	4.6	(2.1)	1.0	(3.6)	e			
Other income — net	15.7	15.6	(6.3)	(22.0)	f			
Income from consolidated operations before income taxes <Increase/decrease from original forecast of April 2006>	234.2	478.4	315.1	80.9 <+35%>		540.0 <+40.0>	58%	i
Income taxes	(90.2)	(212.1)	(121.6)	(31.4)		(230.0)	53%	
Minority interests in income of consolidated subsidiaries	(18.2)	(35.3)	(20.6)	(2.4)		(45.0)	46%	
Equity in earnings of affiliated companies — net	52.5	119.0	61.9	9.4	g	135.0	46%	
Net income <Increase/decrease from original forecast of April 2006>	178.3	350.0	234.8	56.5 <+32%>		400.0 <+30.0>	59%	j
Core earnings (*1) <Increase/decrease from original forecast of April 2006>	248.5	537.4	328.3	79.8 <+32%>		620.0 <+70.0>	53%	

(*1) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividend income + Equity in earnings of affiliated companies-net

(*2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Revenue in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 2,489.1 billion yen and 2,213.5 billion yen for the six months ended Sept. 30, 2006 and the six months ended Sept. 30, 2005, respectively

Assets and Liabilities

	Sept. 30, 2005	Mar. 31, 2006	Sept. 30, 2006	Increase/decrease from Mar. 2006	Mar. 31, 2007 (Outlook)	Increase/decrease from Sept. 2006
Total assets	9,542.0	10,411.2	10,597.2	186.0	11,300.0	702.8
(Current assets)	4,952.8	5,383.5	5,516.0	132.5	5,750.0	234.0
(Investments and non-current receivables)	3,058.1	3,415.7	3,438.2	22.5	3,700.0	261.8
(Property and equipment net, other)	1,531.1	1,612.0	1,643.0	31.0	1,850.0	207.0
Total shareholders' equity	1,965.4	2,379.3	2,514.3	135.0	2,650.0	135.7
Interest bearing liabilities (*3) Gross	3,843.7	3,802.6	3,844.7	42.1	4,100.0	255.3
Interest bearing liabilities (*3) Net	3,189.0	3,148.7	3,118.5	(30.2)	3,400.0	281.5
(Debt-to-equity ratio – Gross)	2.0	1.6	1.5	(0.1)	1.5	-
(Debt-to-equity ratio – Net)	1.6	1.3	1.2	(0.7)	1.3	0.1

(*3) Interest bearing liabilities do not include the impact of adopting SFAS 133.

Cash Flows

	Six months ended Sept. 30, 2005	Year ended Mar. 31, 2006	Six months ended Sept. 30, 2006
Operating activities	129.6	336.3	227.8
Investing activities	39.5	(94.5)	(134.6)
Free cash flow	169.1	241.8	93.2
Financing activities	(106.0)	(187.9)	(23.9)
Increase/decrease of cash and cash equivalents	73.6	77.3	67.6

Operating activities: Reflects steady growth in dividends mainly from natural resource related businesses and in cash flows from operating transactions at overseas natural resource-related subsidiaries

Investing activities: Reflects new investments such as in natural resource- and general merchandise-related areas, as well as higher overall capital expenditures.

Financing activities: Reflects the repayment of short-term debt accompanying improvement in working capital requirements, although long-term debt was procured to fund new investments.

Outline of Fiscal 2007 Interim Results

Overview

(1) Interim Consolidated Net Income Rises 32% Year on Year

Operating income rose by 25% and dividend income was up 104% year on year on the back of continued strength in commodities markets. As a result, consolidated net income rose by 32% to 234.8 billion yen. This marked the third straight year of the record interim net income. Core earnings also set a new record, rising 32% year on year to 328.3 billion yen.



3-Year Interim Earnings
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
328.3
248.5
168.5
205.0
164.1
98.1
234.8
178.3
Sept.30,2004
Sept.30,2005
Sept.30,2006
Net income
Operating income
Core earnings

(2) Large Increase in Earnings in Metals Group

The Metals Group posted net income of 99.8 billion yen, up 65% year on year, the result of sharply higher metals resource prices and a strong performance in steel products operations

(3) Balance Sheet Stronger as Shareholders' Equity Increases

Shareholders' equity increased 135.0 billion yen to 2,514.3 billion yen because of higher retained earnings due to the strong operating results. This resulted in a 0.1 point improvement to 1.2 times the equity in the net debt-to-equity ratio (net basis, excluding cash and deposits).

Major Year-on-Year Changes

Major Year-on-Year Changes

a. Gross profit (+ 62.1 billion yen)
Gross profit rose by 12% year on year mainly due to strong performance of resource-related subsidiaries due to rising prices of metal resources.

b. Selling, general and administrative expenses (- 20.9 billion yen)
Increased due to business expansion, including new consolidations.

c. Net financial income (+ 29.2 billion yen)
Increased due to higher dividend income from resource-related companies.

d. Gain on marketable securities and investments — net (+ 36.4 billion yen)
- Write-off of marketable securities (available for sale) ......
  - 0.7 billion yen ([- 0.8 billion yen] <— [- 0.1 billion yen])
- Impairment losses on non-performing assets ......
  + 0.9 billion yen ([- 1.7 billion yen] <— [- 2.6 billion yen])
  (losses on sale and write-down losses)
- Other gains on sales of shares, etc....
  + 36.2 billion yen ([+ 58.7 billion yen]<— [+ 22.5 billion yen])
  (+43.8 bil. yen gain on the sale of Diamond City shares)

e. Gain (loss) on property and equipment (- 3.6 billion yen)
Decrease reflects gains on sales of properties recorded in the previous fiscal year.

f. Other income — net (- 22.0 billion yen)
Reflects foreign exchange losses at overseas subsidiaries.

g. Equity in earnings of affiliated companies — net (+9.4 billion yen)
Reflects strong performance of resource-related companies overseas.

Segment Overview



Net Income by Segment
Sept.30, 2004
Sept.30, 2005
Sept.30, 2006
230
180
130
80
30
-20
25.0
29.0
46.7
23.6
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Adjustments and Eliminations

Major Changes

New Business Initiative ..Decrease in foreign exchange related earnings of a finance subsidiary and decrease in gains from investment activities

Energy Business ..Increase in development expenses in line with the progress of projects

Metals ..Increase in earnings and dividend income from resource-related companies

Machinery ..Increase due to sales of Diamond City shares

Chemicals ..Favorable trading at the parent company and increase in equity earnings of overseas affiliated companies

Living Essentials ..Increase of expenses related to new capital expenditure at food related subsidiary etc.

Forward-looking Statements
Earnings forecasts and other forward-looking statements in this release are management's current views and beliefs in accordance with data currently available, and are subject to a number of risks, uncertainties and other factors that may cause actual results to differ materially from those projected.

Outlook for the fiscal year ending March 2007 & Dividend Policy

Overview

MC has raised its projection of fiscal 2007 consolidated net income to 400.0 billion yen, an increase of 30.0 billion yen from its initial forecast of 370.0 billion yen. This revision, which would represent a 14% year-on-year increase in net income, reflects higher prices for metal commodities, mainly non-ferrous metals, than were assumed at the start of the fiscal year and some healthy growth of businesses in fields other than resources

Main Points

h. Operating income...390.0 billion yen
MC is forecasting operating income of 390.0 billion yen, 10.0 billion yen higher than originally projected. This forecast is based mainly on an expected increase in gross profit in the Metals Group due to strongly performing resource-related subsidiaries and higher metal commodity prices.

i. Income from consolidated operations before income taxes ... 540.0 billion yen
MC is forecasting income from consolidated operations before income taxes of 540.0 billion yen, 40.0 billion yen more than originally projected. In addition to the expected increase in operating income, this forecast is based on the expectation of higher dividends from resource-related companies.

j. Net income.... 400.0 billion yen
MC is forecasting net income of 400.0 billion yen, 30.0 billion yen higher than originally projected due to the higher income from consolidated operations before income taxes, although income taxes will increase.

Dividend Policy

MC continues to base its dividend policy on the use of retained earnings to accelerate growth and maximize corporate value. The company also takes into consideration consolidated net income, as well as retained earnings available for dividends, to directly return profits to shareholders in line with operating results in each fiscal year. Based also on the need for funds to invest, the financial condition of the parent company and other factors, MC will determine the dividend in a flexible manner with minimum consolidated payout ratio of 15% or more

MC plans to set the annual dividend applicable to fiscal 2007 based on consolidated net income for the year. (MC plans to pay an annual ordinary dividend of around 36 yen per common share, 1 yen higher than the 35 yen initially planned, provided it achieves its current consolidated net income forecast for fiscal 2007 of 400.0 billion yen.)

The interim dividend has been set at 18 yen per common share.

RECEIVED

FY2007 Interim Results
- Supplement -

October 31, 2006

Mitsubishi Corporation

Major Year-on-Year Changes

(Billion Yen)	Six months ended Sept.30,2005	Six months ended Sept.30,2006	Increase or decrease	%
Operating Transactions	9,013.7	9,835.7	822.0	9%
Gross profit	503.8	565.9	62.1	12%
Operating income	164.1	205.0	40.9	25%
Consolidated net income	178.3	234.8	56.5	32%
Core earnings	248.5	328.3	79.8	32%



(Billion Yen)
Gross Profit by Segment
600.0
550.0
500.0
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
135.6
92.2
38.9
160.8
193.5
92.2
40.8
167.9
Sept. 30, 2005
Sept. 30, 2006
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Adjustments and Eliminations

Historical record (Interim period)

- Operating transactions...Second highest (The highest was 9.9 trillion yen in Sept. 1990)
- Gross profit...Historical high (The previous highest was 503.8 billion yen in Sept. 2005)
- Operating income...Historical high (The previous highest was 164.1 billion yen in Sept. 2005)
- Consolidated net income...Historical high (The previous highest was 178.3 billion yen in Sept. 2005)
- Core earnings...Historical high (The previous highest was 248.5 billion yen in Sept. 2005)

Year-on-Year Changes of Consolidated Net Income (by business segment)-1

October 31, 2006
Mitsubishi Corporation


(Billion Yen)
250
200
150
100
50
0
12.2
24.1
11.2
29.0
53.9
36.5
11.4
23.6
23.3
11.9
46.7
99.8
26.7
2.8
Sept. 30, 2005
Sept. 30, 2006
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Adjustments and Eliminations

Reasons for changes by business segment

New Business Initiative (Down 75%)
...Declined due to deterioration in foreign currency-related gains at a finance subsidiary and decrease in gains from investment activities.

Energy Business (Down 27%)
...Declined due to increase in development expenses accompanying progress at certain projects and the absence of one-time dividend income and gains on the sale of upstream interests recorded in the previous fiscal year.

Metals (Up 85%)
...Increased due to favorable results at Metal One, as well as an increase in dividend income from and earnings of resource-related business investees.

Machinery (Up 61%)
...Increased due to gain on sale of Diamond City shares.

Chemicals (Up 6%)
...Increase reflects higher earnings from strong transactions at the parent company and higher equity in earnings of overseas affiliated companies.

Living Essentials (Down 3%)
...Slight decrease due to increased expenses in line with new capital expenditures at food-related subsidiary etc.

2

Year-on-Year Changes of Consolidated Net Income (by business segment)-2

October 31, 2006
Mitsubishi Corporation


(Billion Yen)
250
200
150
100
50
0
90.4
75.7
12.2
126.5
84.7
23.6
« Resource-related segments » Earnings up 36.1 billion yen (40%)
« Segments other than those associated With resources » Earnings up 9.0 billion (12%)
Sept. 30, 2005
Sept. 30, 2006
Energy Business/Metals
New Business Initiative/Machinery/Chemicals/Living Essentials
Eliminations of Unallocated

Resources Prices

	Sept. 2005	Sept. 2006	Increase or decrease
Crude oil (Dubai) ($/BBL)	51.6	65.3	13.7
Copper ($/MT)	3,573	7,440	3,867
Aluminum ($/MT)	1,809	2,568	759

3

Shareholders' Equity and Interest Bearing Liabilities



(Billion Yen)
(x)
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
3.0
2.0
1.0
0.0
3,520.8
3,430.3
3,148.7
3,118.5
1,224.9
1,504.5
2,379.3
2,514.3
2.9
2.3
1.3
1.2
March 2004
March 2005
March 2006
Sept. 2006
Interest bearing liabilities (Net)
Total shareholders' equity
Debt-to-equity-ratio (Net)

Reasons for changes in shareholders' equity (Compared to March 31, 2006)

1. **Increase in retained earnings (193.2 billion yen) ...effect of higher interim net income**
2. **Decrease in net unrealized gains on securities available for sale (-45.2 billion yen) ...reflects decrease in unrealized gains on listed shareholdings because of the decline of stock prices**
3. **Deterioration in foreign currency translation adjustments (-10.3 billion yen)**

4

Outlook for the Fiscal Year Ending march 2007

(Billion Yen)	FY2006 (a)	Outlook for FY2007 (Original forecast of April 28, 2006) (b)	Outlook for FY2007 (revised) (c)	Change from Original forecast (c)-(b)
Operating transactions	19,067.2	19,200.0	20,000.0	800.0
Gross profit	1,051.5	1,110.0	1,150.0	40.0
Operating income	349.9	380.0	390.0	10.0
Consolidated net income	350.0	370.0	400.0	30.0
Core earnings	537.4	550.0	620.0	70.0

Forward-Looking Statements
The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions.
Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release

Basic Assumptions for the FY2007 Outlook

	Result for the first half (a)	Assumptions for the second half (b)	Average for the year (c)	Original assumptions of April 2006 (d)	Increase or decrease (c)-(d)	Sensitivities to consolidated net income
Foreign Exchange (YEN/$)	115.4	110.0	112.7	110.0	2.7	±10 yen per 1 US$ ⇒ ±19.0 billion yen
Yen Interest (%)TIBOR	0.32	0.80	0.56	0.30	0.26	Majority of the effect of interest rates rising is offset with an increase in operating and investment profits. However, if the interest rates increase rapidly, the effect temporarily occurs.
US$ Interest (%)LIBOR	5.33	5.73	5.53	5.00	0.53	
Crude oil prices ($/BBL) (Dubai)	65.3	62.0	63.7	55.0	8.7	±US$1 per barrel ⇒ ±1.0 billion yen
Copper($/MT)	7,440	6,614	7,027	4,630	2,397	±US$100 per MT ⇒ ±0.8 billion yen
Aluminum($/MT)	2,568	2,400	2,484	2,300	184	±US$100 per MT ⇒ ±1.0 billion yen

5

Risk Factors

- **Risks of Changes in Commodity Prices and Other Factors**
  - (1) Crude oil
  - (2) Coking coal, Iron ore, Copper, Aluminum
  - (3) Foreign currency
  - (4) Stock prices
- **Risks Related to Major Businesses**
  - (1) Mitsubishi Motors Corporation and its related businesses (Risk exposure of 380 Billion Yen)
  - (2) Sakhalin II Project (Risk exposure of 270 Billion Yen)
- **Business Investment Risk**
- **Risks of Changes in Global Macroeconomic Conditions**
  - (1) Economic conditions in China
  - (2) Thailand and Indonesia Economies
  - (3) U.S. Economy